604 Page 1 of 14 Form 604 Corporations Act 2001 Section 671B Notice of change of interests of substantial holder To Company Name/Scheme RIO TINTO LTD ACN/ARSN/ABN 96 004 458 404 1. Details of substantial holder (1) Name JPMorgan Chase & Co. and its affiliates ACN/ARSN (if applicable) NA There was a change in the interests of the substantial holder on 06/February/2026 The previous notice was given to the company on 15/January/2026 The previous notice was dated 13/January/2026 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) Previous notice Present notice Person’s votes Voting power (5) Person’s votes Voting power (5) Ordinary 26,467,382.23 7.13% 22,262,044.18 5.99% 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (6) Consideration given in relation to change (7) Class and number of securities affected Person's votes affected See Appendix JPMORGAN CHASE BANK, N.A. Securities on Loan as Agent Lender See Appendix 2,480,089 (Ordinary) 2,480,089 (Ordinary) See Appendix J.P. MORGAN SECURITIES PLC Purchase and sales of securities in its capacity as Principal/Proprietary See Appendix 40,208 (Ordinary) 40,208 (Ordinary) See Appendix J.P. MORGAN SECURITIES PLC Holder of securities subject to an obligation to return under a securities lending agreement See Appendix 589,930 (Ordinary) 589,930 (Ordinary) EXHIBIT 99.3

604 Page 2 of 14 See Appendix J.P. MORGAN SECURITIES LLC Rehypothecation of client securities under a Prime Brokerage Agreement See Appendix 199,797 (Ordinary) 199,797 (Ordinary) See Appendix J.P. MORGAN SECURITIES LLC Holder of securities subject to an obligation to return under a securities lending agreement See Appendix 2,012,000 (Ordinary) 2,012,000 (Ordinary) See Appendix J.P. MORGAN SECURITIES AUSTRALIA LIMITED Purchase and sales of securities in its capacity as Principal/Proprietary See Appendix 1,080,325 (Ordinary) 1,080,325 (Ordinary) See Appendix J.P. MORGAN SECURITIES AUSTRALIA LIMITED Holder of securities subject to an obligation to return under a securities lending agreement See Appendix 2,348,150 (Ordinary) 2,348,150 (Ordinary) See Appendix J.P. MORGAN PRIME INC. Rehypothecation of client securities under a Prime Brokerage Agreement See Appendix 15,924 (Ordinary) 15,924 (Ordinary) See Appendix JPMORGAN CHASE BANK, N.A. In its capacity as investment manager or in various other related capacities See Appendix 10,175 (Ordinary) 10,175 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (UK) LIMITED In its capacity as investment manager or in various other related capacities See Appendix 2,388 (Ordinary) 2,388 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED In its capacity as investment manager or in various other related capacities See Appendix 992 (Ordinary) 992 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED In its capacity as investment manager or in various other related capacities See Appendix 20,564 (Ordinary) 20,564 (Ordinary)

604 Page 3 of 14 See Appendix J.P. MORGAN INVESTMENT MANAGEMENT INC. In its capacity as investment manager or in various other related capacities See Appendix 88,950 (Ordinary) 88,950 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (UK) LIMITED Securities received as collateral due to securities lending See Appendix 3,122.47 (Ordinary) 3,122.47 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Securities received as collateral due to securities lending See Appendix 573.19 (Ordinary) 573.19 (Ordinary) See Appendix JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Securities received as collateral due to securities lending See Appendix 1,212.29 (Ordinary) 1,212.29 (Ordinary) 4. Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Nature of relevant interest (6) Class and number of securities Person's votes JPMORGAN CHASE BANK, N.A. JPM Nominees Australia Pty Limited Various Borrowers under the Securities Lending Agreement Securities on Loan as Agent Lender 4,045,847 (Ordinary) 4,045,847 (Ordinary) J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited J.P. MORGAN SECURITIES PLC Purchase and sales of securities in its capacity as Principal/Proprietary 360,493.23 (Ordinary) 360,493.23 (Ordinary) J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited JPM Nominees Australia Pty Limited Holder of securities subject to an obligation to return under a securities lending agreement 7,119,113 (Ordinary) 7,119,113 (Ordinary)

604 Page 4 of 14 J.P. MORGAN SECURITIES LLC Citi Australia Various Clients and Custodians Rehypothecation of client securities under a Prime Brokerage Agreement 199,797 (Ordinary) 199,797 (Ordinary) J.P. MORGAN SECURITIES LLC Citi Australia Citi Australia Holder of securities subject to an obligation to return under a securities lending agreement 3,212,000 (Ordinary) 3,212,000 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Ecapital Nominees Pty Ltd J.P. MORGAN SECURITIES AUSTRALIA LIMITED Purchase and sales of securities in its capacity as Principal/Proprietary 839,541 (Ordinary) 839,541 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Ecapital Nominees Pty Ltd Ecapital Nominees Pty Ltd Holder of securities subject to an obligation to return under a securities lending agreement 3,312 (Ordinary) 3,312 (Ordinary) J.P. MORGAN SE JPM Nominees Australia Pty Limited J.P. MORGAN SE Purchase and sales of securities in its capacity as Principal/Proprietary 110,948 (Ordinary) 110,948 (Ordinary) J.P. MORGAN PRIME INC. Citi Australia Various Clients and Custodians Rehypothecation of client securities under a Prime Brokerage Agreement 42,419 (Ordinary) 42,419 (Ordinary) J.P. MORGAN SECURITIES LLC J.P. MORGAN SECURITIES LLC Various Clients and Custodians In its capacity as investment manager or in various other related capacities 636 (Ordinary) 636 (Ordinary) JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank - London Various Clients and Custodians In its capacity as investment manager or in various other related capacities 407,758 (Ordinary) 407,758 (Ordinary)

604 Page 5 of 14 JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank NA Various Clients and Custodians In its capacity as investment manager or in various other related capacities 2,905 (Ordinary) 2,905 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BROWN BROTHERS HARRIMAN TRUSTEE SERVICES (IRELAND ) LIMITED Various Clients and Custodians In its capacity as investment manager or in various other related capacities 54,181 (Ordinary) 54,181 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank - London Various Clients and Custodians In its capacity as investment manager or in various other related capacities 1,752,820 (Ordinary) 1,752,820 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank NA Various Clients and Custodians In its capacity as investment manager or in various other related capacities 935,544 (Ordinary) 935,544 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians In its capacity as investment manager or in various other related capacities 15,557 (Ordinary) 15,557 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians In its capacity as investment manager or in various other related capacities 56,942 (Ordinary) 56,942 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. STATE STREET GLOBAL MARKETS LLC Various Clients and Custodians In its capacity as investment manager or in various other related capacities 59,000 (Ordinary) 59,000 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians In its capacity as investment manager or in various other related capacities 9,831 (Ordinary) 9,831 (Ordinary)

604 Page 6 of 14 J.P. MORGAN INVESTMENT MANAGEMENT INC. J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians In its capacity as investment manager or in various other related capacities 359,250 (Ordinary) 359,250 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank, N.A. - Hong Kong Branch Various Clients and Custodians In its capacity as investment manager or in various other related capacities 102 (Ordinary) 102 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Northern Trust Company, Chicago Various Clients and Custodians In its capacity as investment manager or in various other related capacities 53,426 (Ordinary) 53,426 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Landesbank Baden- Wurttemberg Various Clients and Custodians In its capacity as investment manager or in various other related capacities 1,689 (Ordinary) 1,689 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. THE NORTHERN TRUST COMPANY- LONDON Various Clients and Custodians In its capacity as investment manager or in various other related capacities 40,111 (Ordinary) 40,111 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BNP Paribas (Sydney Branch) Various Clients and Custodians In its capacity as investment manager or in various other related capacities 43,313 (Ordinary) 43,313 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. NEXI CAPITAL SPA Various Clients and Custodians In its capacity as investment manager or in various other related capacities 786 (Ordinary) 786 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BNP Paribas, Italian Branch Various Clients and Custodians In its capacity as investment manager or in various other related capacities 1,526 (Ordinary) 1,526 (Ordinary)

604 Page 7 of 14 J.P. MORGAN INVESTMENT MANAGEMENT INC. The Bank Of New York Mellon Various Clients and Custodians In its capacity as investment manager or in various other related capacities 87,195 (Ordinary) 87,195 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Fidelity Strategic Advisors Various Clients and Custodians In its capacity as investment manager or in various other related capacities 151,365 (Ordinary) 151,365 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank - Sydney Various Clients and Custodians In its capacity as investment manager or in various other related capacities 45,696 (Ordinary) 45,696 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. HSBC Institutional Trust Services (Asia) Limited Various Clients and Custodians In its capacity as investment manager or in various other related capacities 56,455 (Ordinary) 56,455 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BROWN BROTHERS HARRIMAN & CO. Various Clients and Custodians In its capacity as investment manager or in various other related capacities 1,835 (Ordinary) 1,835 (Ordinary) JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED The Bank Of New York Mellon Various Clients and Custodians In its capacity as investment manager or in various other related capacities 50,336 (Ordinary) 50,336 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians In its capacity as investment manager or in various other related capacities 5,099 (Ordinary) 5,099 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED JPMorgan Chase Bank, N.A. - Hong Kong Branch Various Clients and Custodians In its capacity as investment manager or in various other related capacities 942 (Ordinary) 942 (Ordinary)

604 Page 8 of 14 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED BNP Paribas, Succursale de Luxembourg Various Clients and Custodians In its capacity as investment manager or in various other related capacities 4,706 (Ordinary) 4,706 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED THE NORTHERN TRUST COMPANY- LONDON Various Clients and Custodians In its capacity as investment manager or in various other related capacities 26,859 (Ordinary) 26,859 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED RBC Dexia Investor Services Trust - London Various Clients and Custodians In its capacity as investment manager or in various other related capacities 2,314 (Ordinary) 2,314 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BROWN BROTHERS HARRIMAN TRUSTEE SERVICES (IRELAND ) LIMITED Various Clients and Custodians In its capacity as investment manager or in various other related capacities 7,767 (Ordinary) 7,767 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians In its capacity as investment manager or in various other related capacities 4,972 (Ordinary) 4,972 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Citibank, N.A., Hong Kong Branch Various Clients and Custodians In its capacity as investment manager or in various other related capacities 196,409 (Ordinary) 196,409 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank NA Various Clients and Custodians In its capacity as investment manager or in various other related capacities 386 (Ordinary) 386 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians In its capacity as investment manager or in various other related capacities 25,801 (Ordinary) 25,801 (Ordinary)

604 Page 9 of 14 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Desjardins Trust Various Clients and Custodians In its capacity as investment manager or in various other related capacities 10,074 (Ordinary) 10,074 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians In its capacity as investment manager or in various other related capacities 72,823 (Ordinary) 72,823 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas (Sydney Branch) Various Clients and Custodians In its capacity as investment manager or in various other related capacities 530,870 (Ordinary) 530,870 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY- TORONTO Various Clients and Custodians In its capacity as investment manager or in various other related capacities 10,677 (Ordinary) 10,677 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY-HONG KONG BRANCH Various Clients and Custodians In its capacity as investment manager or in various other related capacities 932 (Ordinary) 932 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas Securities Services SCA Various Clients and Custodians In its capacity as investment manager or in various other related capacities 1,829 (Ordinary) 1,829 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY Various Clients and Custodians In its capacity as investment manager or in various other related capacities 10,269 (Ordinary) 10,269 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians In its capacity as investment manager or in various other related capacities 343,800 (Ordinary) 343,800 (Ordinary)

604 Page 10 of 14 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED State Street Bank International GmbH Various Clients and Custodians In its capacity as investment manager or in various other related capacities 112,282 (Ordinary) 112,282 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians In its capacity as investment manager or in various other related capacities 27,051 (Ordinary) 27,051 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED STATE STREET GLOBAL MARKETS LLC Various Clients and Custodians In its capacity as investment manager or in various other related capacities 214,504 (Ordinary) 214,504 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians In its capacity as investment manager or in various other related capacities 387,369 (Ordinary) 387,369 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED CACEIS BANK SA/GERMANY Various Clients and Custodians In its capacity as investment manager or in various other related capacities 39,684 (Ordinary) 39,684 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED BNP PARIBAS SECURITIES SERVICES FRANKFURT BRANCH Various Clients and Custodians In its capacity as investment manager or in various other related capacities 68,515 (Ordinary) 68,515 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED HSBC Trinkaus & Burkhardt AG Various Clients and Custodians In its capacity as investment manager or in various other related capacities 29,473 (Ordinary) 29,473 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED J.P. Morgan SE - Luxembourg Branch J.P. Morgan SE - Luxembourg Branch Securities received as collateral due to securities lending 1,212.29 (Ordinary) 1,212.29 (Ordinary)

604 Page 11 of 14 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED J.P. Morgan SE - Luxembourg Branch J.P. Morgan SE - Luxembourg Branch Securities received as collateral due to securities lending 573.19 (Ordinary) 573.19 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BROWN BROTHERS HARRIMAN TRUSTEE SERVICES (IRELAND ) LIMITED BROWN BROTHERS HARRIMAN TRUSTEE SERVICES (IRELAND ) LIMITED Securities received as collateral due to securities lending 148.83 (Ordinary) 148.83 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank - London JPMorgan Chase Bank - London Securities received as collateral due to securities lending 1,930.96 (Ordinary) 1,930.96 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED J.P. Morgan SE - Luxembourg Branch J.P. Morgan SE - Luxembourg Branch Securities received as collateral due to securities lending 1,022.79 (Ordinary) 1,022.79 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED UBS AG LONDON BRANCH UBS AG LONDON BRANCH Securities received as collateral due to securities lending 19.89 (Ordinary) 19.89 (Ordinary) 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association J.P. MORGAN SECURITIES AUSTRALIA LIMITED Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES LLC Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES PLC Subsidiary of JPMorgan Chase & Co. JPMORGAN CHASE BANK, N.A. Subsidiary of JPMorgan Chase & Co. J.P. MORGAN PRIME INC. Subsidiary of JPMorgan Chase & Co. J.P. MORGAN INVESTMENT MANAGEMENT INC. Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (UK) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Subsidiary of JPMorgan Chase & Co.

604 Page 12 of 14 6. Addresses The addresses of persons named in this form are as follows: Name Address JPMorgan Chase & Co. 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SECURITIES AUSTRALIA LIMITED LEVEL 18, 83-85 CASTLEREAGH STREET, SYDNEY, NSW 2000, Australia J.P. MORGAN SECURITIES LLC 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SECURITIES PLC 25 Bank Street, Canary Wharf, London, E14 5JP, England JPMORGAN CHASE BANK, N.A. 1111 Polaris Parkway, Columbus, Delaware, OH, 43240, United States J.P. MORGAN PRIME INC. 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SE TaunusTurm, Taunustor 1, Frankfurt am Main, Frankfurt, 60310, Germany J.P. MORGAN INVESTMENT MANAGEMENT INC. 270 Park Avenue, New York, New York, NY, 10017, United States

604 Page 13 of 14 JPMORGAN ASSET MANAGEMENT (UK) LIMITED 60 Victoria Embankment, London, EC4Y0JP, England JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED 19 & 20/F, Chater House, 8 Connaught Road Central, Hong Kong, Hong Kong JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Tokyo Building, 7-3 Marunouchi 2 Chome,Chiyoda-ku, Tokyo, 100 6432, Japan JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED 42F&43F, 479 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200120, China Signature print name Vasim Pathan Capacity Compliance Officer sign here Date 10/February/2026

604 Page 14 of 14 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

TRADES FOR RELEVANT PERIOD Appendix Transaction Date Entity Product Type Type of Transaction Quantity Price (AUD) Consideration Balance at start of relevant period 26,467,382.23 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (754) 146.74 110,645.36$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,046) 146.68 153,422.37$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (568) 147.08 83,543.04$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 146.92 1,175.34$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,000) 145.53 1,455,300.00$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (204) 145.53 29,688.12$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,059) 146.66 155,312.94$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 180 146.66 26,398.80$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 54 147.25 7,951.50$ 14-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 146.66 879.96$ 14-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 20 146.66 2,933.20$ 14-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 32 146.66 4,693.12$ 14-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 10 146.66 1,466.60$ 14-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 146.66 879.96$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,915 146.49 1,598,889.82$ 14-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,000) - -$ 14-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow 14,319 - -$ 14-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 270,000 - -$ 14-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 50,000 - -$ 14-Jan-26 J.P. MORGAN SECURITIES PLC Equity Adjustment (622) - -$ 14-Jan-26 J.P. MORGAN SECURITIES PLC Equity Adjustment (88) - -$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment 39 - -$ 14-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment 56 - -$ 14-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,044 - -$ 14-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 8,105 146.66 1,188,679.30$ 14-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (63) 146.66 9,239.58$ 14-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment 1,036 - -$ 14-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment 500 - -$ 14-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (973) - -$ 14-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (70,000) - -$ 14-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 14-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (292,328) - -$ 14-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,000) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,863) 146.66 273,227.58$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,148) 147.80 169,678.95$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,978) 147.58 1,324,987.22$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,915) 146.66 1,600,793.90$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,054) 146.66 154,579.64$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,231) 146.66 180,538.46$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (411) 146.66 60,277.26$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 146.66 439.98$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51,333) 146.66 7,528,497.78$ 15-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,025) 148.70 152,414.22$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 216 147.20 31,795.20$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 54 148.29 8,007.66$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 152 147.23 22,378.87$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,191 147.29 1,501,015.54$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (5,000) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (24,265) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (63,887) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (10,000) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (186,150) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (28,848) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (30,000) - -$ 15-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,179) - -$ 15-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (74,501) - -$ 15-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (950,000) - -$ 15-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,546) - -$ 15-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (77,570) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (1,000,000) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (1,000,000) - -$ 15-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 27,000 - -$ 15-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 300,400 - -$ 15-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 45,200 - -$ 15-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 194,100 - -$ 15-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 25,000 - -$ 15-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 15,700 - -$ 15-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 19,600 - -$ 15-Jan-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (62,000) - -$ 15-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 614 148.29 91,050.06$ 15-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (696) 147.20 102,451.20$ 15-Jan-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (992) 148.82 147,629.04$ 15-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (72) 148.29 10,676.88$ 15-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (13,072) 148.29 1,938,446.88$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,900 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 935 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 255 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 119 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (223) - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 39,960 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 299 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 80,701 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,202 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 112 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,800 - -$ 15-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,200 - -$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,444) 147.79 508,977.36$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (54) 147.20 7,948.80$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (273) 147.20 40,185.60$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,286) 148.25 3,896,899.50$ 16-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,045) 148.41 155,091.48$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 163 148.25 24,165.18$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 192 148.06 28,427.97$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,118 148.34 165,839.18$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,401 148.24 652,423.35$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 148.08 16,288.65$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 148.08 5,775.07$ 16-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,340 148.16 3,013,574.40$ 16-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 23,000 - -$ 16-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 37,000 - -$ 16-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 32,000 - -$ 16-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 262 148.48 38,901.76$ 16-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 557 148.48 82,703.36$ 16-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (114) 148.48 16,926.72$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Sell (207) 148.48 30,735.36$ 16-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 5,220 - -$ 16-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 21 148.48 3,118.08$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,093) - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 731 - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,563 - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (43,229) - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (206) - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,884 - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 206 - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 378 - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,623 - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,050 - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (39,960) - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,343) - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,018 - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (81,000) - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,202) - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (112) - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,174 - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (33,800) - -$ 16-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,151 - -$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,339) 149.38 200,019.82$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,000) 149.69 449,060.00$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,105) 148.88 462,274.40$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,833) 147.20 1,153,017.60$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,141) 148.25 317,403.25$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,191) 148.25 1,510,815.75$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37,277) 148.25 5,526,315.25$ 1/4

TRADES FOR RELEVANT PERIOD Appendix 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 200 147.99 29,598.00$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 230 149.02 34,273.91$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23 149.25 3,432.82$ 19-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 138 148.93 20,551.95$ 19-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow 115,000 - -$ 19-Jan-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (1,238) 149.34 184,888.49$ 19-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 24,298 148.60 3,610,702.24$ 19-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 12,400 148.60 1,842,649.92$ 19-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 4,939 148.60 733,939.35$ 19-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 241 148.60 35,812.79$ 19-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 212 148.60 31,503.37$ 19-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (18) 147.00 2,646.00$ 19-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (51) 147.00 7,497.00$ 19-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 75,395 148.60 11,203,757.32$ 19-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,244 148.60 184,859.40$ 19-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 779 148.60 115,760.02$ 19-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 597 148.60 88,714.68$ 19-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 86 148.60 12,779.67$ 19-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,501) - -$ 19-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,501 - -$ 19-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,486 - -$ 19-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (36,013) - -$ 19-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 36,013 - -$ 20-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,258) 149.38 2,279,240.04$ 20-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (355,251) 149.38 53,067,394.38$ 20-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (606) 147.38 89,311.73$ 20-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,206) 146.34 176,486.04$ 20-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (24) 146.34 3,512.16$ 20-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,000) 149.38 2,987,600.00$ 20-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,800) 149.38 2,360,204.00$ 20-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31,367) 149.38 4,685,602.46$ 20-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,000 147.31 2,946,196.64$ 20-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 93 146.34 13,609.62$ 20-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,256 146.37 183,839.80$ 20-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 872 148.59 129,567.17$ 20-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,408) 149.50 210,496.00$ 20-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,132 - -$ 20-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (229) - -$ 20-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (17,487) 146.34 2,559,047.58$ 20-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,600 - -$ 20-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 370,761 - -$ 20-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 77,533 - -$ 20-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,200) - -$ 20-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,150) - -$ 20-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (745,571) - -$ 21-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,479) 149.74 371,195.56$ 21-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 149.91 599.64$ 21-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (71) 146.34 10,390.14$ 21-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32,052) 146.34 4,690,489.68$ 21-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,727 150.10 409,322.70$ 21-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 218 150.10 32,721.80$ 21-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 180 150.10 27,018.00$ 21-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 146.98 10,435.58$ 21-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,112 148.14 164,726.56$ 21-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow 11,100 - -$ 21-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 98 150.10 14,709.80$ 21-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 583 150.10 87,508.30$ 21-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (63) 150.10 9,456.30$ 21-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (753) 147.04 110,719.01$ 21-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,080) - -$ 21-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,229) 147.04 474,783.12$ 21-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,900) - -$ 21-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (935) - -$ 21-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 935 - -$ 21-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,414 - -$ 21-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,600) - -$ 21-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 315,399 - -$ 21-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 165 - -$ 21-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (165) - -$ 21-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 750 - -$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,466) 155.00 227,230.00$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,364) 154.31 210,477.67$ 22-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (36) 152.59 5,493.33$ 22-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 151.02 151.02$ 22-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (204) 151.88 30,984.08$ 22-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (11) 151.89 1,670.77$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,516) 150.10 377,651.60$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,540) 150.10 681,454.00$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,590) 150.10 688,959.00$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 150.10 3,152.10$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,000) 150.10 150,100.00$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,276 151.02 494,741.52$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,000 151.50 151,500.00$ 22-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,590 154.15 707,566.86$ 22-Jan-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 11,088 153.95 1,707,035.30$ 22-Jan-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 3,786 153.95 582,867.57$ 22-Jan-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 3,431 153.95 528,214.12$ 22-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 500 - -$ 22-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (120) 151.02 18,122.40$ 22-Jan-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 9,008 153.95 1,386,812.23$ 22-Jan-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 2,139 153.95 329,306.32$ 22-Jan-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 809 153.95 124,548.30$ 22-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 43 155.00 6,665.00$ 22-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 270 - -$ 22-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (754) - -$ 22-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 754 - -$ 22-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (55,486) - -$ 22-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 50,000 - -$ 22-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (750) - -$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24,927) 151.02 3,764,475.54$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (306) 151.02 46,212.12$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,647) 148.72 2,773,181.84$ 23-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,171) 149.08 174,570.46$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,838 148.72 570,787.36$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 285 148.52 42,329.24$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18,647 148.50 2,769,080.66$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,068 149.01 3,735,294.37$ 23-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 2,613 148.72 388,605.36$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33,077 148.30 4,905,251.42$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,447 148.30 1,252,672.81$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,677 148.30 990,185.44$ 23-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,239 148.31 3,446,658.75$ 23-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (315) 148.72 46,846.80$ 23-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 187 150.00 28,050.00$ 23-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 302 150.00 45,300.00$ 23-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Sell (119) 150.00 17,850.00$ 23-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Sell (951) 150.00 142,650.00$ 23-Jan-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (273) 148.38 40,507.52$ 23-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,300 - -$ 23-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,200) - -$ 26-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (207) 148.72 30,785.04$ 27-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 152.27 14,313.38$ 27-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (666) 151.20 100,699.20$ 27-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,174) 148.72 769,477.28$ 27-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (394) 148.72 58,595.68$ 27-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,816 151.41 4,060,187.79$ 27-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,033 151.24 761,214.60$ 27-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,472 151.23 1,734,961.98$ 27-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33,203 151.33 5,024,580.70$ 27-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (27,000) - -$ 27-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 27-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow 150,000 - -$ 27-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 60,600 - -$ 27-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 32,600 - -$ 27-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 318,500 - -$ 2/4

TRADES FOR RELEVANT PERIOD Appendix 27-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 488,300 - -$ 27-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 69,000 - -$ 27-Jan-26 J.P. MORGAN SECURITIES LLC Equity Borrow 31,000 - -$ 27-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 18 151.20 2,721.60$ 27-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 660 151.20 99,792.00$ 27-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 41 151.20 6,199.20$ 27-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 57 151.20 8,618.40$ 27-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (154) 151.20 23,284.80$ 27-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 896 - -$ 27-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (896) - -$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (491) 154.82 76,016.62$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,728) 154.82 1,041,628.96$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (335,000) 154.82 51,864,700.00$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59,023) 153.39 9,053,565.00$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (577) 153.14 88,361.36$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (159) 154.25 24,526.07$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,816) 151.20 4,054,579.20$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33,203) 151.20 5,020,293.60$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34,789) 151.20 5,260,096.80$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,598) 151.20 544,017.60$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,598 153.04 550,644.05$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40,881 153.90 6,291,695.83$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 153.60 7,833.36$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 99 154.82 15,327.18$ 28-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 28 154.82 4,334.96$ 28-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33,000 156.15 5,152,965.58$ 28-Jan-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Buy 2,300 - -$ 28-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (2) 153.40 306.80$ 28-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (166) 154.82 25,700.12$ 28-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,566 - -$ 28-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 141 153.16 21,595.56$ 28-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (120) 154.82 18,578.40$ 28-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (66) 154.82 10,218.12$ 28-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,300) - -$ 28-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (659) - -$ 28-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 659 - -$ 28-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,140) - -$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 157.04 5,025.28$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 153.50 4,451.50$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (196) 155.89 30,555.03$ 29-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (4) 157.04 628.16$ 29-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,538) 157.04 241,527.52$ 29-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (388) 157.04 60,931.52$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33,000) 154.82 5,109,060.00$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,494) 154.82 2,089,141.08$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 458 154.08 70,568.64$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 148 157.04 23,241.92$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,457 156.56 3,985,493.54$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,807 153.71 2,122,207.32$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,001 157.04 157,197.04$ 29-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 454 157.04 71,296.16$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,517 156.51 1,802,483.63$ 29-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31,000 158.99 4,928,842.68$ 29-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 63 157.04 9,893.52$ 29-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (650) 154.08 100,152.00$ 29-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (690) - -$ 29-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 134 154.08 20,646.72$ 29-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 32 - -$ 29-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (524) - -$ 29-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32) - -$ 29-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 524 - -$ 29-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,980) - -$ 29-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,393) - -$ 29-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 50,000 - -$ 29-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 102,000 - -$ 30-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (591) 151.55 89,566.05$ 30-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (91) 155.78 14,176.07$ 30-Jan-26 J.P. MORGAN SECURITIES PLC Equity Sell (277) 151.55 41,979.35$ 30-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31,000) 157.04 4,868,240.00$ 30-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 155.16 11,792.30$ 30-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,064 151.99 2,137,607.67$ 30-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 647 151.55 98,052.85$ 30-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 7 151.55 1,060.85$ 30-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 291 151.55 44,101.05$ 30-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 3,461 151.55 524,514.55$ 30-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 211 151.55 31,977.05$ 30-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 4,883 151.55 740,018.65$ 30-Jan-26 J.P. MORGAN SECURITIES PLC Equity Buy 24 151.55 3,637.20$ 30-Jan-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35,679 151.55 5,407,152.45$ 30-Jan-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,838) - -$ 30-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (259) 158.30 40,999.70$ 30-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Sell (3,544) 151.55 537,093.20$ 30-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 178 158.30 28,177.40$ 30-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 97 151.55 14,700.35$ 30-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (97) 158.30 15,355.10$ 30-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (5,363) 158.30 848,962.90$ 30-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,142 - -$ 30-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 132 - -$ 30-Jan-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 332 151.55 50,314.60$ 30-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (48) 158.30 7,598.40$ 30-Jan-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 540 - -$ 30-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,060) - -$ 30-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 410 - -$ 30-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 650 - -$ 30-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,553) - -$ 30-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,267) - -$ 30-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (201,000) - -$ 30-Jan-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 51,000 - -$ 2-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,490) 149.98 223,470.20$ 2-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (98) 150.29 14,728.32$ 2-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (232) 149.08 34,586.55$ 2-Feb-26 J.P. MORGAN SECURITIES PLC Equity Sell (13) 149.98 1,949.74$ 2-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (66,338) 151.55 10,053,523.90$ 2-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,853) 151.55 1,190,122.15$ 2-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49,857) 151.55 7,555,828.35$ 2-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,199 150.23 3,184,662.13$ 2-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,819 151.12 1,181,584.25$ 2-Feb-26 J.P. MORGAN SECURITIES PLC Equity Buy 404 149.98 60,591.92$ 2-Feb-26 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 2-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Sell (2,191) 150.20 329,088.20$ 2-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Sell (3,163) 150.20 475,082.60$ 2-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (2,124) 149.98 318,557.52$ 2-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 113 150.20 16,972.60$ 2-Feb-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 494 - -$ 2-Feb-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (2,160) - -$ 2-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (510) - -$ 2-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 510 - -$ 2-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,140) - -$ 2-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,080 - -$ 3-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59) 152.46 8,995.14$ 3-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,064) 149.98 2,109,318.72$ 3-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,852) 149.98 1,177,642.96$ 3-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 991 152.87 151,494.17$ 3-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,137 152.89 1,091,209.93$ 3-Feb-26 J.P. MORGAN SECURITIES PLC Equity Buy 110 152.87 16,815.70$ 3-Feb-26 J.P. MORGAN SECURITIES PLC Equity Buy 636 152.87 97,225.32$ 3-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 212 152.83 32,399.38$ 3-Feb-26 J.P. MORGAN SECURITIES PLC Equity Buy 11,036 152.87 1,687,073.32$ 3-Feb-26 J.P. MORGAN SECURITIES PLC Equity Buy 217 152.87 33,172.79$ 3-Feb-26 J.P. MORGAN SECURITIES PLC Equity Buy 360 152.87 55,033.20$ 3-Feb-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,715) - -$ 3-Feb-26 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 3-Feb-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (4,635) 152.97 709,015.49$ 4-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,336) 152.87 4,331,724.32$ 4-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,032) 152.87 157,761.84$ 3/4

TRADES FOR RELEVANT PERIOD Appendix 4-Feb-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,526) 157.85 240,879.25$ 4-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,032 159.17 164,258.37$ 4-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 75 159.13 11,934.72$ 4-Feb-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 4,176 - -$ 4-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 231 157.98 36,493.38$ 4-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 45 157.98 7,109.10$ 4-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (50,000) - -$ 4-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (51,000) - -$ 4-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (102,000) - -$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (775) 158.04 122,481.00$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (691) 158.04 109,205.64$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 158.01 7,426.31$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (399) 157.63 62,895.20$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,188) 157.78 660,786.10$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (943) 158.02 149,010.86$ 5-Feb-26 J.P. MORGAN SECURITIES PLC Equity Sell (68) 157.13 10,684.84$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75) 159.43 11,957.25$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (106) 159.43 16,899.58$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,696) 159.43 589,253.28$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,080 157.13 169,700.40$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,697 157.30 1,525,313.72$ 5-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 106 157.13 16,655.78$ 5-Feb-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (150,000) - -$ 5-Feb-26 J.P. MORGAN SECURITIES PLC Equity Borrow 150,000 - -$ 5-Feb-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (48) 157.13 7,542.24$ 5-Feb-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 23 158.04 3,634.92$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,745) 157.08 431,184.60$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (780) 157.02 122,477.60$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (375) 157.43 59,035.28$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22,851) 157.13 3,590,577.63$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40,988) 157.13 6,440,444.44$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (95,683) 157.08 15,029,885.64$ 6-Feb-26 J.P. MORGAN PRIME INC. Equity On-Lend 15,924 - -$ 6-Feb-26 J.P. MORGAN SECURITIES LLC Equity On-Lend 199,797 - -$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,226 157.64 1,769,711.80$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,037 157.54 163,374.04$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,851 156.96 3,586,643.56$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,239 158.51 354,901.67$ 6-Feb-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment 101 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (8,186) 158.78 1,299,810.74$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (365) 157.08 57,334.20$ 6-Feb-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (6,793) 159.68 1,084,679.75$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 19.89 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 198.14 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 17.40 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 271.90 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 148.83 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 1,019.57 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Collateral In 573.19 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 184.14 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Collateral In 80.46 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Collateral In 1,131.83 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 16.15 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 144.93 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 116.16 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 14.68 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 2.71 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 5.78 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 5.79 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 7.03 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 19.90 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 543.31 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 7.31 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 55.70 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 81.97 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 151.37 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 16.19 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 16.61 - -$ 6-Feb-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Collateral In 57.01 - -$ 6-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,414) - -$ 6-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,417) - -$ 6-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (63,439) - -$ 6-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,650) - -$ 6-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (29,977) - -$ 6-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (109,648) - -$ 6-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,629,029) - -$ 6-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (200) - -$ 6-Feb-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 200 - -$ Balance at end of relevant period 22,262,044.18 4/4

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Overseas Securities Lending Agreement (“OSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Barclays Capital Securities Limited ( “Borrower”) Transfer date Settlement date 13-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Bofa Securities, Inc. ( “Borrower”) Transfer date Settlement date 14-Jan-2026 15-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Limited (Borrower) Transfer date Settlement Date 29-Sep-2025 28-Nov-2025 19-Jan-2026 21-Jan-2026 29-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Inc. ( “Borrower”) Transfer date Settlement date 13-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs & Co. LLC ( “Borrower”) Transfer date Settlement Date 28-Nov-2025 09-Dec-2025 16-Dec-2025 16-Jan-2026 19-Jan-2026 23-Jan-2026 29-Jan-2026 30-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs International (Borrower) Transfer date Settlement Date 09-Jul-2025 26-Aug-2025 03-Sep-2025 24-Nov-2025 25-Nov-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement (“GMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and JEFFERIES INTERNATIONAL LIMITED ( “Borrower”) Transfer date Settlement Date 13-Jan-2026 02-Feb-2026 06-Feb-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Merrill Lynch International(Borrower) Transfer date Settlement Date 23-Oct-2025 17-Dec-2025 30-Dec-2025 09-Jan-2026 12-Jan-2026 13-Jan-2026 16-Jan-2026 19-Jan-2026 21-Jan-2026 02-Feb-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley & Co. International PLC (Borrower) Transfer date Settlement Date 02-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and NATIONAL AUSTRALIA BANK LIMITED (“Borrower”) Transfer date Settlement Date 07-Jul-2025 09-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Nomura International PLC (Borrower) Transfer date Settlement Date 28-Nov-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and ROYAL BANK OF CANADA - SYDNEY (“Borrower”) Transfer date Settlement Date 02-Dec-2025 12-Dec-2025 17-Dec-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and UBS SECURITIES LLC ( “Borrower”) Transfer date Settlement Date 15-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) ("lender"), J.P. Morgan Securities Australia Limited ('borrower') Transfer date Settlement Date 06-Jun-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any securities or equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exception Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Institutional Account Agreement Parties to agreement JP Morgan Securities LLC for itself and as agent and trustee for the other J.P. Morgan Entities and NORTHERN TRUST-AS AGENT,VANGUARD GROUP INC (AS AGT),STATE STREET BANK AND TRUST CO (AS AGENT),GOLDMAN SACHS BANK USA ( AGENCY LENDING AS AGENT) (herein referred to as “JPMS”). “ J.P. Morgan Entities” means, as the context may require or permit, any and all of JPMSL, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC., J.P. Morgan Markets Limited, J.P. Morgan Securities Australia Limited, J.P. Morgan Securities (Asia Pacific) Limited, J.P. Morgan Securities Japan Co., Ltd and J.P. Morgan Prime Nominees Limited and any additional entity notified to the Company from time to time. Transfer date Settlement Date 15-Jan-2026 16-Jan-2026 19-Jan-2026 29-Jan-2026 Holder of voting rights JPMS is the holder of the voting rights from the time at which it exercises its right to borrow. Notwithstanding this, please note that the Company has the right to recall equivalent securities if it wishes to exercise its voting rights in respect of the securities. Are there any restriction on voting rights Yes If yes, detail JPMS will not be able to exercise voting rights in circumstances where the Company has recalled equivalent securities from JPMS before the voting rights have been exercised. In these circumstances, JPMS must return the securities to the Company and the Company holds the voting rights. Scheduled return date (if any) N/A. There is no term to the loan of securities. Does the borrower have the right to return early? Yes. If yes, detail JPMS has the right to return all and any securities or equivalent securities early at any time. Does the lender have the right to recall early? Yes. If yes, detail The Company has the right to recall all or any equivalent securities on demand. Will the securities be returned on settlement? Yes. Settlement of the loan will occur when JPMS returns equivalent securities to the Company. There is no term to the loan of securities. If yes, detail any exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement ABU DHABI INVESTMENT AUTHORITY (HSBC GULF FUND (TP EQ) 2021) ('lender'), J.P. Morgan Securities PLC ('borrower) Transfer date Settlement Date 08-Oct-2025 03-Dec-2025 16-Jan-2026 Holder of voting rights Party holding collateral that has the voting rights. Are there any restriction on voting rights No, unless separately agreed to the contrary. If yes, detail NA Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail This right is subject to the requirement that the borrower deliver alternative collateral acceptable to the lender and also to the mark to market requirements of ss 5.4 and 5.5 of this agreement. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Equivalent Securities must be returned. If yes, detail any exceptions Absent default, there are no exceptions. Statement No

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement Blackrock Advisors (UK) Limited ("lender") and J.P. Morgan Securities plc ("borrower") Transfer date Settlement Date 21-Oct-2025 04-Dec-2025 15-Dec-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes.

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Overseas Securities Lender's Agreement ("OSLA") Parties to agreement J.P. Morgan Securities Plc ("borrower") and Citibank N.A. acting as Agent ("lender") Transfer date Settlement Date 14-Jan-2026 15-Jan-2026 16-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 08-Oct-2025 21-Nov-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 08-Oct-2025 21-Nov-2025 03-Dec-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. MORGAN SECURITIES PLC ("borrower") and HSBC GBL AM UK LTD - HSBC INDEX TRACKER INVESTMENT FUNDS - FTSE ALL-WD INDX FD ("lender") Transfer date Settlement Date 23-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail Neither party (borrower or lender as the case may be) holding the securities shall have any obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) J.P. Morgan Securities plc (“borrower”) Transfer date Settlement Date 21-Oct-2025 24-Nov-2025 12-Dec-2025 06-Jan-2026 08-Jan-2026 13-Jan-2026 14-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes

If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Master Overseas Securities Borrowing Agreement Parties to agreement J.P. Morgan Securities Plc ("borrower") and The Northern Trust Company as agent ("lender") Transfer date Settlement Date 21-Oct-2025 19-Nov-2025 11-Dec-2025 12-Dec-2025 17-Dec-2025 07-Jan-2026 15-Jan-2026 29-Jan-2026 04-Feb-2026 05-Feb-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is in clause 4(B)(vi) of the agreement. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and State St Bank and Trust Company as agent ("lender") Transfer date Settlement Date 21-Oct-2025 19-Nov-2025 24-Nov-2025 04-Dec-2025 14-Jan-2026 21-Jan-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 10-Feb-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 06-Feb-2026 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement The Bank of New York Mellon Corporation (formerly known as The Bank of New York) (acting as agent) (“lender”), J.P. Morgan Securities Plc (“borrower”) Transfer date Settlement Date 08-Oct-2025 21-Oct-2025 28-Nov-2025 03-Dec-2025 13-Jan-2026 05-Feb-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(ii) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.